March 17, 2006



Ms. Claudia M. Pieropan
Chief Financial Officer
Hines Horticulture, Inc.
12621 Jeffrey Road
Irvine, California  92620


	Re:	Hines Horticulture, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 23, 2005
		Forms 10-Q for Fiscal Quarters Ended March 31, 2005,
June
30, 2005
      and September 30, 2005
      Filed May 16, 2005, August 15, 2005 and November 14, 2005 Response letters dated January 20, 2006, January 31, 2006 and February 28, 2006
		File No. 0-24439


Dear Ms. Pieropan:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Ms. Claudia M. Pieropan
Hines Horticulture, Inc.
February 21, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010